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(AAPT Logo)

                                                               [LOGO OF Telecom]

15 August 2000

                                 MEDIA RELEASE
                  (Embargoed to 8:30am Australia/10:30am NZ)


                    TELECOM MAKES OFFER TO AAPT MINORITIES

Telecom Corporation of New Zealand ("Telecom") today announced that its wholly owned subsidiary TCNZ Australia Investments Pty Limited ("TNZ Australia") intends to make a takeover offer for the approximately 20% of shares in AAPT that it does not already own.

Telecom Chief Executive Theresa Gattung said that TNZ Australia will offer minority shareholders A$7.25 in cash for each AAPT share. The offer price represents a 23.5% premium to the volume weighted average trading price of the shares over the three months ending 14 August 2000.

The Offer will be subject to a number of conditions as set out in the attachment.

AAPT Chairman, Mr. Lee Casey, said "AAPT's independent directors welcome the proposed offer and regard it as attractive." AAPT has appointed Grant Samuel to evaluate the offer and to report to shareholders on whether the offer is fair and reasonable, as required by the Corporations Law. Once the report is received, which is expected in early September, a formal recommendation will be made to shareholders in respect of the offer.

The independent directors have indicated that they intend to accept the proposed offer in respect of their own shares, subject to receiving the independent expert's report.

AAPT Chief Executive, Mr. Larry Williams noted that under the proposed offer those AAPT shareholders who remained on the register following TNZ Australia's $5.10 bid last October will receive a 42% premium to the previous bid price.

"As a full subsidiary, the business will be strongly positioned to take full advantage of additional growth opportunities as they arise.

"It will be much easier and less costly to fund AAPT's future investment program going forward and the Group will be able to present an absolutely seamless joint offering to the Australian corporate and super-corporate markets," Mr Williams said.

Ms Gattung said: "AAPT and Telecom's management teams have worked very well together, and this closing of the loop will enable us to take real
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advantage of synergies that are increasingly evident, especially in the high growth areas of data and mobile communications, and Internet services.

"Following our recent success securing the provision of integrated telecommunications services to the Commonwealth Bank, it has become clear to Telecom that our ability to further grow and develop the business in Australia will be enhanced by having full ownership of AAPT," she said.

"We will also have greater flexibility to develop our businesses on a regional basis and to make the best strategic plays open to us going forward."

The cost to Telecom of acquiring all of the shares held by minority shareholders in AAPT will be approximately A$444 million (excluding executive share options), and will be funded by additional borrowing which can be accommodated on the Telecom group balance sheet.

Ms Gattung said formal offers will be sent to the minority shareholders shortly, together with a bidder's statement.

TNZ Australia acquired an initial 9.9 percent shareholding in AAPT in May 1999 and increased its shareholding to 82 percent during the second half of 1999 from which level it has subsequently been diluted to 80% through the exercise of executive share options.

Macquarie Bank Limited is advising Telecom on the proposed offer and Salomon Smith Barney is advising AAPT.


For more information:
In New Zealand
--------------
Martin Freeth
Telecom Media Relations
Telecom New Zealand
Tel: 64 4 498 9361 or 6425 242 0174

In Australia:
-------------

Mark Rudder
Director,
Cosway Australia Pty Ltd
Tel: 61 411 362 362

Jessamy Mahony
Manager, Media and Investor Relations
AAPT Ltd
Tel: 61 2 9377 7916

Recent media releases can be found at the Telecom Home Page which is at
http://www.telecom.co.nz   Click on "Media" under the "Key Links" heading.
------------------------
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                                  Attachment
                                  ----------

CONDITIONS OF OFFER

 .    Approval by the Australian Treasurer under the Foreign Acquisitions and
     Takeovers Act or expiry of the notice period provided for under that Act without any objection having been notified prior to the close of the offer.

 .    That during, or at the end of, the Offer Period, the number of AAPT Shares in which TNZ Australia and its related bodies corporate together have relevant interests (disregarding any relevant interest that TNZ Australia has merely because of the operation of section 608(3) of the Corporations
     Law) would be equal to or greater than 90% of all the AAPT Shares if all of the then outstanding AAPT options were exercised.

 .    That during, or at the end of, the Offer Period, TNZ Australia and its
     associates have acquired at least 75% of the AAPT Shares for which the Offers are made under the takeover bid (whether the acquisition happened under the takeover bid or otherwise).

 .    That the All Ordinaries Index of ASX at any time on any day during the period beginning on 15 August 2000 and ending at the end of the Offer Period does not fall below 2785.

 .    None of the following events occurs during the period beginning on 15
     August 2000 and ending at the end of the Offer Period:

          (i) AAPT converts all or any of its shares into a larger or smaller number of shares;

          (ii) AAPT or a subsidiary of AAPT resolves to reduce its share capital in any way;

          (iii)  AAPT or a subsidiary of AAPT:

                 * enters into a buy-back agreement; or

                 * resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Law;

          (iv) AAPT or a subsidiary of AAPT issues shares (other than upon exercise of existing options) or grants an option over its shares, or agrees to make such an issue or grant such an option;

          (v) AAPT or a subsidiary of AAPT issues, or agrees to issue, convertible notes;

          (vi) AAPT or a subsidiary of AAPT disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

          (vii) AAPT or a subsidiary of AAPT charges, or agrees to charge, the whole, or a substantial part, of its business or property;
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          (viii) AAPT or a subsidiary of AAPT resolves to be wound up;

          (ix) the appointment of a liquidator or provisional liquidator of AAPT or of a subsidiary of AAPT;

          (x) a court makes an order for the winding up of AAPT or of a subsidiary of AAPT;

          (xi) an administrator of AAPT, or of a subsidiary of AAPT, is appointed under section 436A, 436B or 436C of the Corporations Law;

          (xii) AAPT or a subsidiary of AAPT executes a deed of company arrangement; or

          (xiii) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of AAPT or of a subsidiary of AAPT.

END